Filed by HealthTronics Surgical Services, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: HealthTronics Surgical Services, Inc. Commission File No.: 000-30406

HealthTronics Provides Update on Merger With Prime Medical

MARIETTA, Ga., Aug. 4, 2004 (PRIMEZONE) — HealthTronics Surgical Services, Inc. (Nasdaq:HTRN), a leading device manufacturer and provider of minimally invasive urologic and orthopaedic services, today reported that the waiting period under the Hart-Scott-Rodino Act of 1976 (the “Act”) has expired. As a result of the expiration of the waiting period, HealthTronics can continue its joint efforts with Prime Medical Services, Inc. (Nasdaq:PMSI) to complete a merger of the two companies without further restrictions under the Act.

On July 2, 2004, HealthTronics filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC), which is available on the SEC’s web site. This document is currently under review by the SEC. When the comment and response process has concluded, the finalized joint proxy statement/prospectus contained in the Form S-4 will be sent to both companies’ stockholders in connection with the stockholder meetings that will be held to vote on the transaction. It is anticipated that the closing of the merger would occur promptly after these meetings, assuming both companies’ stockholders approve the merger. The companies currently anticipate closing the merger in late September or early October of 2004.

About HealthTronics

HealthTronics Surgical Services, Inc. is one of the nation’s leading providers of non-invasive and minimally invasive medical devices and surgical services for certain urologic and orthopaedic conditions. The Company provides technical and administrative services to physicians, hospitals and ambulatory surgery centers using extracorporeal shock wave devices. The two primary services offered by HealthTronics are lithotripsy extracorporeal shock wave treatment, which is a procedure for treating kidney stones in a non-invasive manner, and orthopaedic extracorporeal shock wave surgery (“ESWS”), which is a procedure for treating orthopaedic soft tissue disorders in a non-invasive manner. The two primary medical devices manufactured by the Company’s HMT subsidiary are the LithoDiamond(r) and the OssaTron(r). The Company has operations throughout the United States and worldwide. More information about HealthTronics can be found at the Company’s website, www.healthtronics.com.

About Prime

Prime is an industry leader in providing healthcare services to the urology community and is a market leader in the design and manufacturing of specialty vehicles for use in the medical and broadcast & communications industries. For more information, visit Prime’s website at www.primemedical.com.

Safe Harbor

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties or other factors which may cause actual results, performance or achievements of HealthTronics Surgical Services to be materially different from any future results, performance or achievements express or implied by such forward-looking statements. As always, these expectations and projections are based on currently available competitive, financial, and economic data, along with operating plans, and are subject to future events and uncertainties. Among the events and uncertainties which could adversely affect future periods are: inability to establish or maintain relationships with physicians and hospitals; health care regulatory developments that prevent certain transactions with health care professionals or facilities; inability of the Company or health care providers to obtain reimbursement for use of the Company’s current or future products; competition or technological change that impacts the market for the Company’s products; difficulty integrating HMT and realizing projected cost savings; unanticipated regulatory and clinical costs related to clinical trials of HIFU; and difficulty in managing the Company’s growth. Additional factors that might cause such a difference, include, but are not limited to those discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, and in subsequent documents filed by HealthTronics Surgical Services with the Securities and Exchange Commission.

INVESTOR NOTICES

HealthTronics filed a Registration Statement on Form S-4 with the SEC on July 2, 2004 that includes a joint proxy statement/prospectus of HealthTronics and Prime containing information about the proposed merger and related matters. HealthTronics’ Registration Statement on Form S-4 and the joint proxy statement/prospectus of Prime and HealthTronics included in the Form S-4 have not yet been finalized. Stockholders are urged to read the joint proxy statement/ prospectus carefully, as it will contain important information that stockholders should understand before making a decision about the merger. The joint proxy statement/prospectus (when a final version is available), as well as other past and future filings containing information about the merger transaction and each corporation, can be obtained without charge at the SEC’s website (www.sec.gov). Copies of the joint proxy statement/prospectus, when available, and HealthTronics’ and Prime’s past and future SEC filings will also be obtainable, without charge, from Martin J. McGahan, HealthTronics Surgical Services, Inc., 1841 West Oak Parkway, Suite A, Marietta, Georgia 30062 (with respect to HealthTronics’ filings) and from John Q. Barnidge, Prime Medical Services, Inc., 1301 Capital of Texas Highway, Suite 200B, Austin, Texas 78746 (with respect to Prime’s filings).

HealthTronics, Prime, their directors and executive officers and certain of their members of management and employees may be deemed to be “participants in the solicitation” of proxies from the stockholders of HealthTronics and Prime in connection with the merger. Information regarding those participants and their interests in the merger may be obtained by reading the joint proxy statement/prospectus included in the Registration Statement on Form S-4 when it is filed with the SEC. In addition, information regarding such persons and their interests in HealthTronics and Prime is included in the proxy statements for each corporation’s most recent annual shareholders meetings which have been filed with the SEC and are available as described above.

CONTACT:	HealthTronics Surgical Services, Inc.
Martin McGahan, President & COO
(770) 419-0691
(770) 419-9490, Fax
Website: www.healthtronics.com